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                                                       Filed By Macromedia, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                           Subject Company:  Allaire Corporation
                                       Registration Statement File No. 333-54930


Macromedia, Inc. and Allaire Corporation issued a joint press release on March 5, 2001, the text of which is attached hereto as Exhibit A.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the prospectus/proxy statement, which was filed with the Securities Exchange Commission as Registration Statement File No. 333-54930, regarding the business combination transaction referenced in the following information because it contains important information. Allaire mailed the prospectus/proxy statement about the merger to its stockholders on or about February 16, 2001. Investors and security holders may obtain a free copy of the prospectus/proxy statement as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained, without charge, by directing a request to either Macromedia, Inc., 600 Townsend Street, San Francisco, California 94103,
Attention: Investor Relations, or to Allaire Corporation, 275 Grove Street, Newton, Massachusetts 02466, Attention: Investor Relations.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in Macromedia's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in the prospectus/proxy statement and Allaire's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Allaire.


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                                                                       EXHIBIT A

For more information, contact:

Kimberly Leo                                  Jeannine McDonough
(415) 252-2000                                (617) 219-2026
IR@macromedia.com                             jmcdonough@allaire.com

MACROMEDIA AND ALLAIRE PROVIDE UPDATED GUIDANCE FOR MARCH QUARTER
COMPANIES EXPECT MERGER TO CLOSE BY END OF MARCH

SAN FRANCISCO, CA and NEWTON, MA -- March 5 -- Macromedia, Inc. (Nasdaq: MACR) and Allaire Corporation (Nasdaq: ALLR) announced today that they have been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act. The companies now expect to close their pending merger on or shortly after March 20, 2001, assuming approval of the merger by Allaire stockholders at a special meeting to be held on March 20, 2001.

"We are very excited to be able to put these two companies together," said Rob Burgess, Macromedia chairman and chief executive officer. "This merger is a huge win for our customers, bringing together Macromedia's industry leading Web content creation software with Allaire's application servers and application development solutions.

Our visions for the future of the Web are completely aligned."

"While we are very confident in our product strategy and competitive position, the weakness in the overall economy is affecting the short term results of both companies," said Burgess. Based on preliminary information, Macromedia expects its standalone revenue for the quarter ended March 31, 2001 to be in the range of $85 to $90 million. Because the merger is expected to close on or about March 20, 2001, Macromedia will incorporate approximately the last 10 days of Allaire's March quarter into Macromedia's reported results. Allaire will not be reporting a standalone March quarter. Macromedia expects the inclusion of Allaire's results for this period to be neutral to its earnings.

The combined company, which will operate under the name Macromedia, is scheduled to report fourth quarter and fiscal year end results during the first week of May 2001.

                                      *****

Certain matters discussed in this news release, such as the expected closing date of the merger and the short- and long-term outlooks for the combined company, may be considered forward-looking statements that involve risks and uncertainties, including


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those related to the risk of integrating newly acquired technologies and products, quarterly fluctuations of operating results, risks related to whether the merger closes and related integration and successful operation of the combined company, customer acceptance of new products and services and new versions of existing products, impact of competition, risks of delay in product development and release dates, risks of product returns, economic conditions, including the demand for the combined company's products, in the domestic and significant international markets, investments in new business opportunities and the other risks detailed from time to time in the companies' SEC reports, including without limitation their quarterly reports on Form 10-Q and annual reports on Form 10-K as they may be updated or amended with future filings. The actual results the companies achieve may differ materially from any forward-looking statements due to such risks and uncertainties.

About Macromedia

Macromedia is passionate about what the Web can be. Its award-winning products empower developers to provide the most engaging experience on the Web, and enable more effective e-business. Headquartered in San Francisco, Macromedia has more than 1,200 employees worldwide and is available on the Internet at www.macromedia.com.

About Allaire

Allaire brings e-business innovation within everyone's reach. Technology professionals worldwide rely on Allaire's software products to rapidly and cost-effectively build their business on the Web. With a proven software foundation and a worldwide partner network, Allaire has enabled thousands of companies to deliver innovative Internet business solutions. Headquartered in Newton, Mass., Allaire has offices in North America, Europe and Asia Pacific and can be found on the World Wide Web at www.allaire.com.

NOTE: Product names are trademarks or registered trademarks of Macromedia, Inc., as indicated. Other product names or services may be trademarks or service marks of others.